SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE

CHICAGO, ILLINOIS  60606-1285

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

July 26, 2007

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Mr. Christian T. Sandoe

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Claymore/Guggenheim Strategic Opportunities Fund
(File Nos. 333-138686 and 811-21982)

Mr. Sandoe:

Claymore/Guggenheim Strategic Opportunities Fund (the “Fund”) hereby acknowledges the disclosure set forth in the prospectus included in the Fund’s registration statement on Form N-2 that the “Fund may only invest in Affiliated Investment Funds to the extent permitted by applicable law and related interpretations of the staff of the SEC” and confirms that the Fund will not invest in Affiliated Investment Funds unless and until the staff of the Securities and Exchange Commission has acknowledged that such investment is permissible under the Investment Company Act of 1940, as amended, and the general rules and regulations thereunder.

Subsequent to the filing of the Fund’s response to your comment letter dated December 11, 2006, the Fund filed an audited statement of net assets and a report by the Fund’s independent registered public accounting firm regarding such statement, which statement of net assets shows the Fund’s seed capital of $100,084 and a net asset value of $19.10 per share (the net asset value at which the Fund’s common shares will be sold to the underwriters).  As disclosed in Note 1 to the statement of net assets, Claymore Advisors, LLC, the investment adviser and sponsor of the Fund (“Investment Adviser”), has incurred and has agreed to pay all organization costs, and the Fund has no obligation to reimburse Claymore for such organization costs; the organizational costs accordingly do not appear as a liability on the Fund’s statement of net assets.  In response to comment seven in such comment letter, regarding disclosure in the footnotes to the fee table under Summary of Fund Expenses, the disclosure in the Fund’s prospectus filed under Rule 497 will clarify that the Investment Adviser has so agreed to pay all organization costs of the Fund, and

Mr. Christian Sandoe

July 26, 2007

additionally to pay those offering costs of the Fund’s offering of common shares (other than the sales load) that exceed $.04 per common share.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,

/s/ Thomas A. Hale
Thomas A. Hale